Exhibit 99.1

NEWS RELEASE

Gunnison Copper Awards Equity Across Its Workforce to Mark NYSE American Debut Under the Ticker “GUNN”

People First: Arizona copper producer gives its workforce a stake in the future employees are helping build

October 28, 2026

Phoenix, Arizona — Gunnison Copper Corp. (NYSE-A: GUNN) (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper producer headquartered in Phoenix, Arizona, intends to award equity to 115 eligible permanent employees across its workforce to mark its October 26, 2026, debut on NYSE American under the ticker GUNN”, giving the people helping produce American copper a personal stake in the Company’s future.

The initiative, unveiled during a recent Company Town Hall at its Johnson Camp Mine, reinforces Gunnison’s core value of People First and reflects its commitment to giving employees a meaningful stake in the Company’s future.

“We Are All Owners” – Building Gunnison’s Future Together

“Our employees helped bring Johnson Camp into production in 18 months,” said Craig Hallworth, President and Chief Executive Officer of Gunnison Copper. “As Gunnison begins trading on NYSE American, we want them to share in the future they are helping build. People First means recognizing that contribution with a personal stake in the Company.”

Alex Bovell	Josh Parrie
Senior Manager, Accounting and Reporting	Wellfield Manager
“We have the opportunity to invest in ourselves for the company and for the communities around us. To me that means a lot.”	“Everybody should take ownership and do the best for the company because they are doing the best for us.”

American Workers Producing Pure American Copper

At Gunnison’s producing Johnson Camp Mine in Cochise County, Arizona, American workers mine, process and produce finished copper cathode on-site, eliminating the need for overseas smelting or refining. With annual production capacity of up to 25 million pounds of finished copper cathode, Johnson Camp is helping strengthen the domestic supply chains essential to U.S. national security, defense readiness, advanced manufacturing and next-generation technologies.

Copper supply chains from Johnson Camp Mine directly supply Amazon Web Services data center construction and key defense primes critical to U.S. national security, defense manufacturing and advanced technologies.

Gunnison is also advancing its flagship Gunnison Copper Project, located approximately 1.5 miles from Johnson Camp, representing a significant opportunity to expand domestic copper production.

From Arizona to the New York Stock Exchange

Employees received commemorative award certificates at the October 20 town hall. Representatives of Gunnison’s workforce then traveled from Arizona to New York to join the Company’s first day of trading. The employee awards are planned to be in the form of restricted share units with a 12-month vesting period from the initial listing date on the NYSE American. The awards will be granted after the completion of required regulatory processes and filings.

The milestones followed a visit to Johnson Camp by U.S. Secretary of the Interior Doug Burgum and Congressman Juan Ciscomani, highlighting the mine’s contribution to domestic copper production.

Joining Hallworth and Melissa Mackie, VP, Investor Relations & Communications, in New York were Jon Vaughn, Wellfield Operator; Josh Parrie, Wellfield Manager; Chrissy Rosthenhausler, Accounting Superintendent; and Alex Bovell, Senior Manager, Accounting and Reporting.

Media Contact & Interview Availability

For media inquiries or to arrange interviews with Gunnison Copper President & CEO Craig Hallworth and featured employees, please contact:

Melissa Mackie

VP, Investor Relations & Communications, Gunnison Copper Corp.

mmackie@gunnisoncopper.com

Interviews are available on Wednesday, October 28, at 3:00 p.m. ET, or Thursday, October 29, at 4:00 p.m. ET, subject to confirmation. Please contact Melissa Mackie to coordinate.

Video and Photos

https://youtu.be/oZ9wvdCXhyU

Video Caption: Employees visited Wall Street and the NYSE where they spoke about the pride of ownership and dedication they feel for Gunnison. President & CEO Craig Hallworth discussed the great American values at Gunnison as the company grows copper production in the U.S.

https://youtu.be/4YoJba26fBg

Video Caption: President & CEO, Craig Hallworth, announces the employee equity award during the Company’s Flag and Monument Dedication Carmony on October 20, 2026 reinforcing Gunnison’s People First commitment and celebrating a shared future of employee ownership.

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Gunnison Copper employees display their equity award certificates following the Company’s October 20 town hall.

Gunnison Copper employees receive certificates recognizing their planned equity awards at Johnson Camp Mine in Arizona.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

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The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 22.5%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.
Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie
T: 647.533.4536
E: info@GunnisonCopper.com
www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) anticipated benefits of the NYSE American listing; (viii) the Company’s growth strategy and its anticipated role in domestic copper supply; and (ix) the Company’s customer and supply chain relationships.

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will continue to satisfy the continued listing requirements of the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company fails to maintain the listing of its ADRs on the NYSE American, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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